Exhibit 99.2

Explanation of Responses to Footnote 2 of Form 4

filed by Billy Joe McCombs on report

dated January 28, 2005

On July 25, 2002, the reporting person entered into a variable share forward sale agreement, which was amended and restated as of

August 13, 2002 (the "Contract"), with an unaffiliated third party

(the "Counterparty") with respect to a maximum of 11,312,371 shares of common stock.  The Contract contemplates multiple specific transactions concerning tranches of shares of common stock.  On

July 31, 2002, the reporting person entered into a specific transaction

(right and obligation to sell) ("Tranche 5") under the Contract relating to a tranche of 2,000,000 shares of common stock (the "Base

Amount") pursuant to which the reporting person will deliver on the third trading day immediately following the Maturity Date

(the "Settlement Date") a number of shares of common stock (or, at the option of the reporting person, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the

Settlement Ratio, which will be determined as follows:

(a)  If the Settlement Price is less than $31.2286 (the "Upside Limit")

     but greater than $26.0238 (the "Initial Value"), the Settlement Ratio shall be the ratio equal to the Initial Value divided by the

     Settlement Price;

(b)  If the Settlement Price is equal to or greater than the Upside

     Limit, the Settlement Ratio shall be a ratio equal to the sum of (1)

     the Initial Value divided by the Settlement Price and (2) a fraction the numerator of which is equal to the difference between the

     Settlement Price and the Upside Limit and the denominator of which is equal to the Settlement Price; and

(c)  If the Settlement Price is less than or equal to the Initial Value,

     the Settlement Ratio will be one.

"Settlement Price" means (i) if shares are to be delivered, the amount obtained by dividing the Initial Value by a fraction, the numerator of which is equal to the sum of the fractions obtained by dividing the Initial Value by the relevant closing price of the common stock on each of the five consecutive trading days (subject to market disruption) beginning four trading days prior to July 30, 2004 (the

"Maturity Date"), and the denominator of which is equal to the number of such trading days and (ii) if the reporting person elects to deliver cash, the arithmetic mean of the relevant closing prices per share of common stock on each such trading day.  Pursuant to the Contract, the reporting person received from the Counterparty

$45,914,927.76 with respect to Tranche 5.  The reporting person pledged the amount of shares of common stock equal to the Base

Amount to secure his obligations under the Contract.

On the Maturity Date the Settlement Price was $35.50.  Accordingly,

the reporting person delivered, pursuant to the terms of the specific transaction under the Contract, 1,706,758 shares of common stock on

August 4, 2004.  The reporting person was not obligated to

deliver the remaining shares that were part of the Base Amount and subject to the specific transaction under the Contract, and therefore retained those shares.